UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OppFi Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68386H 103

(CUSIP Number)

Todd G. Schwartz

c/o OppFi Shares, LLC

130 E. Randolph Street, Suite 3400

Chicago, IL 60601

Copy to:

Joshua M. Samek, Esq.

Sidley Austin LLP

1001 Brickell Bay Drive, Suite 900

Miami, FL 33131

(305) 391-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68386H 103	Page 2 of 16

1	Names of Reporting Persons Todd G. Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,484(1)
	8	Shared Voting Power 65,967,665(2)
	9	Sole Dispositive Power 18,484(1)
	10	Shared Dispositive Power 65,967,665(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,986,149
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.2%(3)
14	Type of Reporting Person IN

(1)	Represents 18,484 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), held directly by Todd G. Schwartz.
(2)

Represents (i) 65,440,466 shares of Class V common stock, par value $0.0001 per share (“Class V Voting Stock”), held of record by OppFi Shares, LLC (“OFS”), for which Todd G. Schwartz may be deemed to be a beneficial owner and (ii) 527,199 shares of Class A Common Stock held of record by TGS Revocable Trust, for which Todd G. Schwartz may be deemed to be a beneficial owner.

(3)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 3 of 16

1	Names of Reporting Persons TGS Revocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,967,665 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,967,665 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,967,665 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.2%(2)
14	Type of Reporting Person OO

(1)

Represents (i) 65,440,466 shares of Class V Voting Stock held of record by OFS, which is wholly owned by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz and (ii) 527,199 shares of Class A Common Stock held of record by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz.

(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 4 of 16

1	Names of Reporting Persons OppFi Shares, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,440,466 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,440,466 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,440,466 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 76.6%(2)
14	Type of Reporting Person OO

(1)	Represents 65,440,466 shares of Class V Voting Stock held of record by OFS.
(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 5 of 16

1	Names of Reporting Persons TGS Capital Group, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,905,134 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,905,134 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,905,134 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.1%(2)
14	Type of Reporting Person PN

(1)

Represents 24,905,134 shares of Class V Voting Stock held of record by OFS, for which TGS Capital Group, LP may be deemed to be a beneficial owner. Todd G. Schwartz is the manager of TGS GP, LLC, which is the general partner of TGS Capital Group, LP.

(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 6 of 16

1	Names of Reporting Persons TGS MCS Capital Group LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,949,309 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,949,309 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,309 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%(2)
14	Type of Reporting Person PN

(1)	Represents 1,949,309 shares of Class V Voting Stock held of record by OFS, for which TGS MCS Capital Group LP may be deemed to be a beneficial owner.
(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 7 of 16

1	Names of Reporting Persons Theodore G. Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 137,409(1)
	8	Shared Voting Power 527,199(2)
	9	Sole Dispositive Power 137,409(1)
	10	Shared Dispositive Power 25,414,558 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,551,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.9%(4)
14	Type of Reporting Person IN

(1)	Represents 137,409 shares of Class A Common Stock held directly by Theodore G. Schwartz.
(2)	Represents 527,199 shares of Class A Common Stock held of record by LTHS Revocable Trust, for which Theodore G. Schwartz may be deemed to be a beneficial owner.
(3)

Represents (i) 24,887,359 shares of Class V Voting Stock held of record by OFS, which has sole voting power over the shares of Class V Voting Stock reported in this cover page and (ii) 527,199 shares of Class A Common Stock held of record by LTHS Revocable Trust, for which Theodore G. Schwartz may be deemed to be a beneficial owner. Theodore G. Schwartz has the indirect right to cause OFS to dispose of the shares of Class V Voting Stock reported in this cover page to the Issuer pursuant to his (or LTHS Capital Group LP’s) Exchange Rights (as defined below in Item 6).

(4)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 8 of 16

1	Names of Reporting Persons LTHS Capital Group LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,887,359 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,887,359 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,887,359 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.1%(2)
14	Type of Reporting Person PN

(1)

Represents 24,887,359 shares of Class V Voting Stock held of record by OFS, which has sole voting power over the shares of Class V Voting Stock reported in this cover page. LTHS Capital Group LP has the indirect right to cause OFS to dispose of the shares of Class V Voting Stock reported in this cover page to the Issuer pursuant to its Exchange Rights (as defined below in Item 6).

(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 9 of 16

1	Names of Reporting Persons By LTHS Revocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 527,199(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 527,199(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 527,199 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%(2)
14	Type of Reporting Person OO

(1)	Represents 527,199 shares of Class A Common Stock held of record by LTHS Revocable Trust, for which Theodore G. Schwartz may be deemed to be a beneficial owner.
(2)	All percentage calculations herein are based on 20,008,290 shares of Class A Common Stock and 65,440,466 shares of Class V Voting Stock outstanding as of July 21, 2024.

CUSIP No. 68386H 103	Page 10 of 16

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and restates in its entirety the Schedule 13D filed by (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OppFi Shares, LLC (“OFS”), (iv) TGS Capital Group, LP (formerly known as Todd Schwartz Capital Group LP), (v) Theodore G. Schwartz and (vi) LTHS Capital Group LP on July 30, 2021 (the “Original Schedule 13D”), with respect to Class V common stock, par value $0.0001 per share (“Class V Common Stock”), of OppFi Inc. (the “Issuer”).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), and Class V Voting Stock of the Issuer. The address of the principal executive office of the Issuer is 130 E. Randolph Street, Suite 3400, Chicago, Illinois 60601.

Item 2. Identity and Background.

(a) This Statement is filed on behalf of (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OFS, (iv) TGS Capital Group, LP, (v) TGS MCS Capital Group LP, (vi) Theodore G. Schwartz, (vii) LTHS Capital Group LP and (viii) LTHS Revocable Trust (together, the “Reporting Persons”).

(b) The business address of (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OFS, (iv) TGS Capital Group, LP and (v) TGS MCS Capital Group LP is c/o TCS Group, LLC, One North Wacker Drive, Suite 3605, Chicago, IL 60606. The business address of (i) Theodore G. Schwartz, (ii) LTHS Capital Group LP and (iii) LTHS Revocable Trust is c/o TCS Group, LLC, One North Wacker Drive, Suite 3605, Chicago, IL 60606.

(c) Mr. Todd G. Schwartz serves as the Executive Chairman and Chief Executive Officer of the Issuer. The Reporting Persons other than Mr. Todd G. Schwartz are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Todd G. Schwartz and Theodore G. Schwartz are citizens of the United States. TGS Revocable Trust is a California trust. OFS is a Delaware limited liability company. TGS Capital Group, LP is a Delaware limited partnership. TGS MCS Capital Group LP is a Delaware limited partnership. LTHS Capital Group LP is a Delaware limited partnership. LTHS Revocable Trust is a Florida trust.

Item 3. Source and Amount of Funds or Other Consideration.

Business Combination

On July 20, 2021 (the “Closing Date”), FG New America Acquisition Corp., a Delaware corporation (“FGNA,” the former name of the Issuer), completed the transactions contemplated by the Business Combination Agreement, dated as of February 9, 2021 (the “Business Combination Agreement”), by and among FGNA, Opportunity Financial, LLC, a Delaware limited liability company (“OppFi”), OFS, and Todd G. Schwartz, in his capacity as the representative (the “Members’ Representative”) of the members of OppFi immediately prior to the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Members”). At the Closing, (i) OppFi transferred to the Issuer 12,977,690 Class A common units of OppFi (“OppFi Units”), which was equal to the number of shares of FGNA’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issued and outstanding as of immediately prior to the Closing (after giving effect to redemptions by FGNA’s public stockholders prior to the Closing and the conversion of FGNA’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”)), (ii) FGNA contributed the Cash Consideration (as defined below) to OppFi in accordance with the Business Combination Agreement, which was distributed to the Members, and (iii) FGNA issued 96,987,093 shares of newly authorized Class V Voting Stock, which number of shares of Class V Voting Stock was equal to the number of OppFi Units retained by the Members immediately following the Closing (the “Retained OppFi Units”), and which shares of Class V Voting Stock were distributed to OFS, resulting in the combined company being organized in an “Up-C” structure. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Upon the Closing, FGNA changed its name to “OppFi Inc.”

The aggregate value of the consideration paid to the Members in the Business Combination was approximately $806,517,000, after giving effect to the estimated purchase price adjustments as set forth in the Business Combination Agreement, consisting of: (i) cash consideration in the amount of $91,646,050 (the “Cash Consideration”), equal to the cash remaining in FGNA’s trust account as of immediately prior to the Closing (following the redemption of 14,822,435 shares of Class A Common Stock by FGNA’s public stockholders, and (ii) 96,987,093 shares of Class V Voting Stock.

CUSIP No. 68386H 103	Page 11 of 16

The Retained OppFi Units included 25,500,000 OppFi Units (the “Earnout Units”) subject to certain restrictions and potential forfeiture pending the achievement of certain earnout targets (the “Earnout Targets”) by July 20, 2024, pursuant to the terms of the Business Combination Agreement. The Earnout Units were forfeited on July 21, 2024 because the Earnout Targets were not satisfied.

Each of TGS Capital Group, LP and LTHS Capital Group LP is a Member and received its proportionate share of the Cash Consideration distributed to the Members. Other than as set forth below in “Class A Common Stock Purchases” and “Restricted Stock Units” and in Item 5, each of the Reporting Persons acquired its respective beneficial ownership of Common Stock set forth in Rows 7 through 13 of the cover pages hereto pursuant to the Business Combination described in this Schedule 13D and pursuant to subsequent reallocations of Retained OppFi Units by OppFi subsequent to the Closing.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Common Stock Exchanges

In accordance with the Third Amended and Restated Limited Liability Company Agreement of OppFi (the “OppFi A&R LLCA”), upon the exercise of Exchange Rights (as defined below in Item 6), a share of Class A Common Stock is issued by the Issuer and a share of Class V Voting Stock is cancelled by the Issuer for each Retained OppFi Unit exchanged. OFS, which is wholly owned by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz, holds of record all shares of Class V Voting Stock, and following the cancellation of shares of Class V Voting Stock pursuant to the exercise of Exchange Rights, OFS loses beneficial ownership of such shares of Class V Voting Stock. Since the filing of the Original Schedule 13D, 6,046,627 shares of Class V Voting Stock have been cancelled pursuant to the exercise of Exchange Rights by Members other than Todd G. Schwartz or Theodore G. Schwartz, and 25,500,000 shares of Class V Voting Stock were cancelled in connection with the forfeiture of the Earnout Units, resulting in OFS holding of record 65,440,466 shares of Class V Voting Stock.

Class A Common Stock Purchases

Beginning on May 10, 2022, through the date of this Schedule 13D, TGS Revocable Trust and LTHS Revocable Trust have purchased shares of Class A Common Stock in the open market using personal funds to demonstrate confidence in the Issuer and its strategy. There were no such transactions during the past sixty days.

Restricted Stock Units

On November 16, 2022, Theodore G. Schwartz received 18,484 shares of Class A Common Stock in settlement of restricted stock units (“RSUs”) issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on July 20, 2022. On June 8, 2023, Theodore G. Schwartz received 46,729 shares of Class A Common Stock in settlement of RSUs issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on June 7, 2023. On June 7, 2024, Theodore G. Schwartz received 72,196 shares of Class A Common Stock in settlement of RSUs issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on June 5, 2024.

Item 4. Purpose of Transaction.

The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Further exercises of Exchange Rights (as defined below in Item 6) by the Members would result in the disposition of additional shares of Class V Voting Stock.

Effective upon the Closing, and in accordance with the terms of the Business Combination Agreement, (i) each executive officer of FGNA ceased serving in such capacities, (ii) each member of the board of directors of FGNA ceased serving in such capacity, (iii) Todd G. Schwartz, Theodore G. Schwartz, Jared Kaplan, Christina Favilla, Jocelyn Moore, David Vennettilli and Greg Zeeman were appointed as directors of the Company, and (iv) Todd G. Schwartz was appointed Executive Chairman of the Board. On February 23, 2022, Todd G. Schwartz was appointed Chief Executive Officer of the Issuer.

Upon the Closing, the Issuer adopted its Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in accordance with the Business Combination Agreement. In addition, upon the Closing of the Business Combination, the business of OppFi became the business of the Issuer.

On the business day following the Closing, FGNA’s public units automatically separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from The New York Stock Exchange.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover pages.

(b) See responses to Items 7, 8, 9 and 10 on the cover pages.

(c) Except as listed below and as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock or Class V Voting Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

CUSIP No. 68386H 103	Page 12 of 16

DATE	SHARES OF CLASS V VOTING STOCK CANCELLED(1)

05/29/24	2,913

06/11/24	4,687

07/08/24	20,000

07/16/24	100,000

07/18/24	226,500

07/21/24	25,500,000

(1)

All shares of Class V Voting Stock were cancelled pursuant to the exercise of Exchange Rights (as defined below in Item 6) by Members other than Todd G. Schwartz or Theodore G. Schwartz, other than the cancellation of 25,500,000 shares of Class V Voting Stock on July 21, 2024, pursuant to the forfeiture of the Earnout Units.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Third Amended and Restated Limited Liability Company Agreement of OppFi

Immediately prior to the Closing, the Issuer, OppFi and the Members entered into the OppFi A&R LLCA, which, among other things, (i) provided for a recapitalization of the ownership structure of OppFi, whereby following the execution of the OppFi A&R LLCA, the ownership structure of OppFi consists solely of the OppFi Units, (ii) designated the Issuer as the sole manager of OppFi, (iii) provided that beginning on the nine month anniversary of the Closing (unless otherwise waived by the Issuer, or, with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members, following the registration under the Securities Act of 1933, as amended, of such shares), each Retained OppFi Unit held by the Members may be exchanged, subject to certain conditions, for either one share of Class A Common Stock or, at the election of the Issuer in its capacity as the sole manager of OppFi, the cash equivalent of the market value of one share of Class A Common Stock (the “Exchange Rights”), and (iv) otherwise amended and restated the rights and preferences of the OppFi Units. If the Members exercise Exchange Rights, the same number of shares of Class V Voting Stock will be cancelled by the Issuer as the number of Retained OppFi Units exchanged.

CUSIP No. 68386H 103	Page 13 of 16

The foregoing description of the OppFi A&R LLCA does not purport to be complete and is qualified in its entirety by the full text of the OppFi A&R LLCA, which is filed as an exhibit hereto and incorporated by reference herein.

Investor Rights Agreement

Certain of the Reporting Persons are parties to the Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members’ Representative, the members of OppFi immediately prior to the closing of the Business Combination and certain stockholders of the Issuer (the “Investor Rights Agreement”), pursuant to which, among other things, (i) the Members’ Representative will have the right to nominate five directors to the board of directors of the Issuer, subject to certain independence and holdings requirements, (ii) the Issuer agreed to provide certain registration rights for the shares of Class A Common Stock held by or issuable to the Members and certain other parties, and (iii) the Members and a certain other party agreed not to transfer, sell, assign, or otherwise dispose of the shares of Class A Common Stock and the OppFi Units held by such Members and the other party, as applicable, for nine months and twenty-four months, respectively, following the Closing, subject to certain exceptions, including with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Tax Receivable Agreement

Certain of the Reporting Persons are parties to the Tax Receivable Agreement (the “Tax Receivable Agreement”), which provides for, among other things, payment by the Issuer to the Members of 90% of the U.S. federal, state and local income tax savings realized by the Issuer as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the exchange of Retained OppFi Units for Class A Common Stock or cash.

The Tax Receivable Agreement may be terminated if (i) the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of the agreed payments remaining to be made under the Tax Receivable Agreement, discounted at the Early Termination Rate (as defined therein), (ii) there is a change of control, or (iii) the Issuer materially breaches any of the material obligations of the Tax Receivable Agreement. Upon early termination by change of control or material breach, all obligations will generally be accelerated and due as if the Issuer had delivered an early termination notice on the date of such change of control or material breach.

The Tax Receivable Agreement provides that in the event of a change of control, Todd G. Schwartz, or such other person appointed pursuant to the terms of the Tax Receivable Agreement, will have the option to accelerate the unpaid obligations of the Issuer as calculated in accordance with certain valuation assumptions, including that the Issuer will have taxable income sufficient to fully utilize the tax items, including deductions, arising from certain basis adjustments and any deduction attributable to any payment made under the Tax Receivable Agreement.

In the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control in the Issuer or OppFi occur, (iii) the Issuer, in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by the applicable final payment date, which non-payment continues for 30 days following such final payment date, or (iv) the Issuer materially breaches any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii), which breach continues without cure for 30 days following receipt by the Issuer of written notice thereof and written notice of acceleration is received by the Issuer thereafter (except that in the case that the Tax Receivable Agreement is rejected in a case commenced under bankruptcy laws, no written notice of acceleration is required), in the case of clauses (iii) and (iv), unless certain liquidity exceptions apply, the Issuer’s obligations under the Tax Receivable Agreement will accelerate, and the Issuer will be required to make a lump-sum cash payment to the Members and/or other applicable parties.

CUSIP No. 68386H 103	Page 14 of 16

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

CUSIP No. 68386H 103	Page 15 of 16

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 23, 2024.

Exhibit 2	Business Combination Agreement, dated as of February 9, 2021, by and among the Issuer, Opportunity Financial, LLC, OppFi Shares, LLC and Todd Schwartz, in his capacity as the Members’ Representative (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 3	Third Amended and Restated Limited Liability Company Agreement of Opportunity Financial, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

Exhibit 4	Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members, the Members’ Representative and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Amendment No. 1 to the Registration Statement on Form 8-A (File No. 001-39550) filed with the Securities and Exchange Commission on July 21, 2021).

Exhibit 5	Tax Receivable Agreement, dated as of July 20, 2021, by and among the Issuer, Opportunity Financial, LLC, the Members and the Members’ Representative (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

CUSIP No. 68386H 103	Page 16 of 16

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2024

/s/ Todd G. Schwartz
Name: Todd G. Schwartz

TGS Revocable Trust

By:	/s/ Todd G. Schwartz
Name: Todd G. Schwartz
Title: Sole Trustee

OppFi Shares, LLC By: TGS Revocable Trust Its: Manager

By:	/s/ Todd G. Schwartz
Name: Todd G. Schwartz
Title: Sole Trustee

TGS Capital Group, LP By: TGS GP, LLC Its: General Partner

By:	/s/ Todd G. Schwartz
Name: Todd G. Schwartz
Title: Manager

TGS MCS Capital Group LP By: TGS GP, LLC Its: General Partner

By:	/s/ Todd G. Schwartz
Name: Todd G. Schwartz
Title: Manager

/s/ Theodore G. Schwartz
Name: Theodore G. Schwartz

LTHS Capital Group LP By: TCS Capital Management Group LLC Its: General Partner

By:	/s/ Theodore G. Schwartz
Name: Theodore G. Schwartz
Title: Manager

LTHS Revocable Trust

By:	/s/ Theodore G. Schwartz
Name: Theodore G. Schwartz
Title: Sole Trustee